EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Class Action

On August 30, 2015, the Company received a class action certification motion which had been filed with the Tel Aviv District Court.

In the motion, which was filed by a subscriber of the Company, it was asserted that the Company took advantage of its monopolistic status in order to price its services in a manner which limited the ability of the Company's competitors to offer landline telephony services at competitive prices, among other ways, by offering its customers a deal whereby the price it charged for landline telephony services was lower than the price it charged for Internet infrastructure services alone, i.e. for input which was essential to the activity of its competitors in the market, which operate via VoB technology (it is noted in this regard that in November 2014, the Antitrust Authority issued a determination establishing that the Company had taken advantage of its status as a monopoly. The Company filed an appeal on the determination with the Antitrust Tribunal – see section 2.16.8(g) of Chapter A of the 2014 periodic report and an update to such section in the Company's periodic report of June 30, 2015).

The Petitioner asserts that the damage caused to the public as a result of the foregoing was estimated by evaluating the difference between the existing price in the landline telephony market and comparing it to a hypothetic price in a perfectly competitive market, which would have led to a price reduction in the long term. The Petitioner estimates the class action claim amount, in reliance on an expert economic opinion (which is mentioned by the Petitioner but was not attached to the claim documents received by the Company) at NIS 244 million.

As asserted by the Petitioner, the members of the represented class are all the customers of the landline telephony services, whether provided by the Company or by its competitors, including by means of VoB technology, as of January 15, 2011 and up to the date of the motion.

The Company is studying the claim and is unable, at the present stage, to evaluate the claim's likelihood of success.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.